UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                              AERCAP HOLDINGS N.V.
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                                (Name of Issuer)

                 Ordinary Shares, (euro)0.01 par value per share
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                         (Title of Class of Securities)

                                    N00985106
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      1251 Avenue of the Americas
     New York, New York  10171                       18th Floor
     (212) 891-2100                                  New York, New York  10020
                                                     (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2007
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      N00985106
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:              *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:            *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:         *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:       *
                                         ---------------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   *

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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):    *
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 14)  Type of Reporting Person (See Instructions):     IA
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* As of August 6, 2007, Cerberus Capital Management, L.P. ("CCM"),  collectively with one or more funds and/or accounts managed by it and/or its affiliates (the "Funds and Accounts"), held approximately 87.3% of the common shares of Cerberus Fern Holdings Ltd. ("Holdings I"), Cerberus Fern Holdings II Ltd. ("Holdings II"), Cerberus Fern Holdings III Ltd. ("Holdings III") and Cerberus Fern Holdings IV Ltd. ("Holdings IV," and collectively with Holdings I, Holdings II and Holdings III, the "Bermuda Parents"). As of August 6, 2007, each of Fern S.a.r.l. ("Fern I"), Fern II S.a.r.l. ("Fern II"), Fern III S.a.r.l. ("Fern III") and Fern IV S.a.r.l. ("Fern IV," and collectively with Fern I, Fern II and Fern III, the "Shareholders," and collectively with CCM, the Funds and Accounts and the Bermuda Parents, the "Cerberus Entities") was wholly-owned by Holdings I, Holdings II, Holdings III and Holdings IV, respectively. As of August 6, 2007, the Shareholders held an aggregate of 38,936,957 ordinary shares,
(euro)0.01 par value per share (the "Shares"), of AerCap Holdings N.V. (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held (directly or indirectly) by the Cerberus
Entities. Thus, as of August 6, 2007, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 38,936,957 Shares, or 45.8% of the Shares deemed issued and outstanding as of that date. Taking into account the ownership of the Funds and Accounts in the Bermuda Parents (i.e. excluding the ownership of common shares of the Bermuda Parents held by persons other than the Funds and Accounts), however, on a pass through basis, as of August 6, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own approximately 33,978,258 Shares, or 40.0% of the Shares deemed issued and outstanding as of that date. In addition, certain members of the Company's senior management and Board of Directors hold vested options to purchase common shares of the Bermuda Parents, which were exercisable upon or within sixty (60) days of August 6, 2007. If all such options were exercised, the Funds and Accounts would hold 82.8% of the common shares of the Bermuda Parents. Taking into account the ownership of the Funds and Accounts in the Bermuda Parents if all such options were exercised, on a pass through basis, as of August 6, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 32,226,503 Shares, or 37.9% of the Shares deemed issued and outstanding as of that date, as disclosed in the July 2007 Registration Statement (as defined herein).

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon the Company's Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on July 10, 2007 and subsequently amended (the "July 2007 Registration Statement"), there were 85,036,957 Shares issued and outstanding as of August 6, 2007. As of August 6, 2007, the Funds and Accounts held approximately 87.3% of the common shares of the Bermuda Parents. As of August 6, 2007, each of Fern I, Fern II, Fern III and Fern IV was wholly-owned by Holdings I, Holdings II, Holdings III and Holdings IV, respectively. As of August 6, 2007, the Shareholders held an aggregate of 38,936,957 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities. Thus, as of August 6, 2007, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 38,936,957 Shares, or 45.8% of the Shares deemed issued and outstanding as of that date. Taking into account the ownership of the Funds and Accounts in the Bermuda Parents (i.e. excluding the ownership of common shares of the Bermuda Parents held by persons other than the Funds and Accounts), however, on a pass through basis, as of August 6, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own approximately 33,978,258 Shares, or 40.0% of the Shares deemed issued and outstanding as of that date. In addition, certain members of the Company's senior management and Board of Directors hold vested options to purchase common shares of the Bermuda Parents, which were exercisable upon or within sixty (60) days of August 6, 2007. If all such options were exercised, the Funds and Accounts would hold 82.8% of the common shares of the Bermuda Parents. Taking into account the ownership of the Funds and Accounts in the Bermuda Parents if all such options were exercised, on a pass through basis, as of August 6, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 32,226,503 Shares, or 37.9% of the Shares deemed issued and outstanding as of that date.

          On August 6, 2007, pursuant to the July 2007 Registration Statement, the Shareholders consummated the sale of, in the aggregate, 20,000,000 Shares at $25.90 per share.

          Other than the transactions described in this Schedule 13D, as amended, during the sixty (60) days on or prior to August 6, 2007, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or the Cerberus Entities or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following after the third paragraph thereof:

          On August 6, 2007, CCM and the Shareholders (the "Signatories") entered into agreements (the "Lock-Up Agreements") with the underwriters of the offering detailed in the July 2007 Registration Statement (collectively, the "July 2007 Underwriters"), for the benefit of the July 2007 Underwriters, pursuant to which, among other things, the Signatories agreed that they will not, subject to certain exceptions, take any of the following actions, during the period from August 6, 2007 until ninety (90) days after the date of the final prospectus relating to the Public Offering (as defined in the Lock-Up Agreements) (the "Lock-Up Period"), as more particularly set forth and described in the form of Lock-Up Agreement incorporated by reference to Exhibit 3 hereto:
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (i) or
(ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The Lock-Up Period will automatically be extended for an eighteen (18) day period in the event that (i) the Company releases earnings results or announces material news or a material event during the last seventeen
(17) days of the initial Lock-Up Period, or (ii) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period following the last day of the initial Lock-Up Period. The eighteen (18) day period shall commence on the date of the announcement of such material news or material event or the release of the earnings results, as applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following after the last paragraph thereof:

          3. Form of Shareholder Lockup Letter, dated as of August 6, 2007, by Cerberus Capital Management, L.P., Fern S.a.r.l., Fern II S.a.r.l., Fern III S.a.r.l. and Fern IV S.a.r.l., for the benefit of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. and certain other underwriters, incorporated by reference to Exhibit F to Exhibit 1.1 to the Registration Statement on Form F-1 filed by the Company on July 10, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   August 13, 2007


                                   /s/ Stephen Feinberg
                                   ---------------------------------------------
                                   Stephen Feinberg, on behalf of Craig Court, Inc., the sole member of Craig Court GP, LLC, the sole general partner of Cerberus Capital Management, L.P., and as investment manager for the other Cerberus Entities



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).